

Mail Stop 3233

October 11, 2016

<u>Via E-mail</u>
Mr. Robert E. Bowers
Chief Financial Officer and Executive Vice President
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

     Re: Piedmont Office Realty Trust, Inc.
             Form 10-K for the year ended December 31, 2015
             Filed on February 17, 2016
             File No. 001-34626

Dear Mr. Bowers:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Daniel L. Gordon

                         Daniel L. Gordon
                         Senior Assistant Chief Accountant
                         Office of Real Estate and
                         Commodities